July 20, 2007

Dov Ofer, Chief Executive Officer
Lumenis Ltd.
P.O. Box 240
Yokneam 20692
Israel

> **Re:** **Lumenis Ltd.**
> **Registration Statement on Form 20-F**
> **Amended June 29, 2007**
> **File No. 0-27572**

Dear Mr. Ofer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Cash Flows, page F-5

1.   Please refer to our prior comment 12. Please tell us where your disclosures describe the embedded derivative feature provided to Bank Hapoalim as part of your restructuring. Consider the need to amend your filing to expand your disclosures related to the nature of and accounting for the embedded derivative.

Legal Proceedings, page 80

2.   We note your response to comments six through nine. Please advise us whether
        any of the eye surgery systems, spare parts or products exported to Iran or Syria
        incorporate any dual use technology or components identified on the Commerce
        Control List. Please expand your qualitative analysis to address the extent to
        which your exports involved dual use items or direct or indirect payments to the
        government of Syria.

3.   Similarly, please address potential sanctions or penalties in connection with your
        unlicensed exports, and expand your qualitative materiality analysis to address
        reputational harm associated with any such potential sanctions or penalties.

Exhibits

4.   We noted that you did not provide an updated consent from your independent
        registered public accounting firm. Please include a currently dated consent with
        your amended filing or tell us why you do not believe one is necessary.

Signatures, page 102

5.   Please do not change the form of Signatures page required by Form 20-F,
        including the required text and the name of the registrant.

* * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman at (202) 551-3640 Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Gary M. Epstein (Greenberg Traurig, P.A.)
                      (305) 961-5894